February 1, 2008
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention:	James Giugliano
Staff Accountant

Re:	Grey Wolf, Inc.
Form 10-K for fiscal year ended December 31, 2006
Filed February 27, 2007
File No. 001-8226
Dear Mr. Giugliano:
          I am writing on behalf of Grey Wolf, Inc. (the “Company”) in response to the staff’s comment letter dated December 21, 2007, on the above-referenced filing.
Form 10-K for the Fiscal Year Ended December 31, 2006
Business
Industry Overview, page 3
1.	The Company believes that information about the Company’s competitive position and market competition in the land drilling business is already disclosed in its Form 10-K. The Company respectfully directs the staff to the disclosure included in the risk factors captioned, “The intense price competition and cyclical nature of our industry could have an adverse effect on our revenues.” and “We face competition from competitors with greater resources.” These risk factors discuss the Company’s competitive position, the positive and negative factors affecting its competitive position, and its principal methods of competition. However, the Company notes the staff’s comments and proposes to include disclosure regarding the Company’s competitive position, factors affecting its competitive position, and its principal methods of competition under “Item 1. Business” in its Form 10-K for the fiscal year ended December 31, 2007.

U.S. Securities and Exchange Commission
February 1, 2008

The land drilling business is conducted on a regional basis with market participants that include other large public companies as well as small local drilling companies. Additionally, land drilling rigs are mobile and can be moved from region to region, which could change the number of competitors in a market frequently. For these reasons, the Company believes that it is not reasonable for it to accurately estimate the number of its competitors.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition and Liquidity, page 24
2.	In Management’s Discussion and Analysis of Financial Condition and Results of Operations under the section captioned “Certain Contractual Commitments — Projected Cash Sources and Uses,” the disclosure states the Company’s expectation to use cash generated from operations in 2007 to meet its fixed charges associated with its outstanding debt during the 2007 fiscal year. The Company will consider the staff’s comment in future filings and make appropriate disclosure based on its financial condition and capital requirements at such time.
Note 4: Long-Term Debt, page 50
3.	The Company has considered bifurcation and related derivative accounting for the contingent interest, call and put features of its debt agreements. The summary basis for its conclusions is shown below:
a.	Contingent Interest — The Company will pay contingent interest at a rate equal to 0.50% per annum during any six-month period, if the average trading price of the 3.75% Notes per $1,000 principal amount for the five-day trading period ending on the third day immediately preceding the first day of the applicable six-month period equals $1,200 or more.

The Company has analyzed the contingent interest feature and determined that it requires bifurcation and related derivative accounting. Since the investors’ right to receive the contingent interest payment is linked to the trading price of the 3.75% Notes (which includes an underlying of the Company’s own stock price), it is not considered clearly and closely related to the host contract which has an interest rate underlying. However, the value of the embedded derivative is not material.

U.S. Securities and Exchange Commission
February 1, 2008

b.	Call and Put Options —

Call Options — Both the 3.75% Notes and the Floating Rate Notes allow the Company to call the notes at certain points in time. The 3.75% Notes may be called at any time on or after May 14, 2008 at a redemption price ranging from 100% to 101.88% of the principal amount plus accrued but unpaid interest, including contingent interest, if any. The Floating Rate Notes may be called at any time after April 1, 2014 at 100% of the principal amount plus accrued but unpaid interest and liquidated damages, if any.

Put Options — Both the 3.75% Notes and the Floating Rate Notes allow the Holders to put the notes to us at certain points in time. The 3.75% Notes may be put on May 7, 2013 or May 7, 2018 and upon a change of control at 100% of the principal amount plus accrued but unpaid interest, including contingent interest, if any. The Floating Rate Notes may be put on April 1, 2014 or April 1, 2019 and upon a change of control at any time after April 1, 2014 at 100% of the principal amount plus accrued but unpaid interest and liquidated damages, if any.

The Company analyzed the call and put options in accordance with DIG Issue B16, Embedded Derivatives: Calls and Puts in Debt Instruments and paragraph 13 of SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, and concluded that separation is not required. In accordance with step 1 of the four-step decision sequence of DIG Issue B16, the payoff amount is not adjusted based on changes in an index. Because of this, the Company’s analysis skipped step 2 and analyzed step 3. Neither the 3.75% Notes nor the Floating Rate Notes involve a substantial premium or discount; therefore, the Company analyzed paragraph 13 of SFAS No. 133 to determine whether the calls or puts are clearly and closely related to the debt host. As discussed in paragraph 13a of SFAS No. 133, neither the 3.75% Notes nor the Floating Rate Notes can contractually be settled in such a way that the investor would not recover substantially all of its initial recorded investment; therefore, the Company considered paragraph 13b of SFAS No 133. The Company prepared an analysis noting that there is not a possible future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the debt host contract for either the 3.75% Notes or Floating Rate Notes. Accordingly, the call and put features were considered to be clearly and closely related to the debt host contract and did not require bifurcation.

U.S. Securities and Exchange Commission
February 1, 2008

Note 11: Insurance Recoveries, page 11
4.	The Company proposes to add a statement in future filings to state that the insurance recoveries associated with the well being drilled under turnkey operations are shown as a reduction to drilling operations expenses on the statement of operations.
Exhibit 21: List of Subsidiaries of Grey Wolf, Inc.
5.	The Company will file an amendment to the Form 10-K to incorporate by reference into the Form 10-K the list of subsidiaries.
          As stated above in the response to comment #5, the Company will file an amendment to its Form 10-K for the fiscal year ended December 31, 2006 in response to the staff’s comment. However, the Company proposes, to the extent applicable, to reflect the staff’s other comments in its Form 10-K for the fiscal year ended December 31, 2007, which it anticipates will be filed by February 29, 2008. In the event that the staff has additional or follow-up comments to the Company’s responses, please contact the undersigned at 713-226-6691 (phone) or 713-226-6291 (fax) or by e-mail at bbrown@porterhedges.com.

Very truly yours,
/s/ Bryan K. Brown
Bryan K. Brown